UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the previously announced collaboration agreement that Can-Fite BioPharma Ltd. (the “Company”) entered into with Univo Pharmaceuticals Ltd. (“Univo”), effective September 10, 2019, Golan Bitton was appointed to the board of directors of the Company.

Mr. Bitton has served as the Chief Executive Officer of Univo (TASE:UNVO), a medical cannabis company, since September 2018. In addition, Mr. Bitton has served as the Chief Executive Officer, director and co-founder of UNV Medicine Ltd, a wholly owned subsidiary of Univo, since November 2016. From 2008 through 2016, Mr. Bitton served as the Head of Field Government Authority in the Office of the Prime Minister in Israel. Prior to that, from 2005 through 2008, Mr. Bitton served as the Chief Operating Officer of CIP technology LTD. Prior to that, from 1998 through 2005, Mr. Bitton held a position in the Israeli Intelligence Community. Mr. Bitton holds a B.A. in Economics and Business Management from Max Stern Yezreel Valley College in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer